Exhibit 99.5

CONSENT

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Inc.’s (the “Company”) petroleum and natural gas reserves as at December 31, 2025, in the Company’s Annual Information Form, news releases and investor presentations.

Yours truly,

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael Verney

Michael Verney, P.Eng.
Executive Vice President

Calgary, Alberta

March 3, 2026

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary, AB, T2P 1G1     Tel: (403) 262-5506     www.mcdan.com